FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor ____________________________ Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC TARGETS ASIA WITH INVESTMENT IN ONLINE MAHJONG

From passtime to profit: Mahjong Time’s software has proven appeal, global potential

April 1, 2008 (Dublin, IRELAND and SINGAPORE) – CryptoLogic Limited, a world leader in Internet gaming software, continued its advance into the Asian market today by making a strategic investment in Mahjong Time, an innovative provider of online Mahjong software and turnkey solutions.

“Mahjong is a game with an ancient history in China, and a following of well over 600 million worldwide,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic is skilled at taking popular pastimes and turning them into online entertainment, and in Asia we work with partners who share that vision. An investment in online Mahjong fits perfectly with our innovation strategy – and our continuing strategy to bring our platform to Asia.”

CryptoLogic has reached an agreement to invest up to $2.5 million for a significant minority equity stake in Mahjong Time, subject to certain performance thresholds and milestones. The deal is expected to close within 30 days.

Mahjong Time has a patented platform created and managed by a team with in-depth Mahjong experience. The company earns revenue by licensing its software to gaming operators, who attract business through tournaments, subscriptions, “pay-for-play” models and in-game advertising. Mahjong Time also earns revenue from its own site, www.MahjongTime.com.

Mahjong Time has a number of unique advantages for operators, including more rulesets than any other provider, multiple language versions of its software and advanced gaming features (such as play, watch and archive modes). Players benefit from a secure, robust and friendly environment featuring non-download software that supports both subscription and tournament play, as well as a practice mode that teaches the game to newcomers.

Players from 136 countries enjoy social networking through advanced community features such as an advanced avatar shop, personalization engine, friends list, rated competitions and a patented visual “belt” rating and ranking system – all of which are keys to web 2.0 success in gaming.

Mahjong Time is the official online partner of the North American Mahjong Federation, the European Mahjong Association and national associations in ten European countries. Mahjong Time has developed a unique, officially-certified rating system (MORSE) for use in online tournaments.

MahjongTime is also the exclusive online software and platform provider for the World Series of Mahjong, the biggest prize money tournament in the history of the game. Global TV coverage of the WSOM over the next three years will provide a platform to reach millions of enthusiasts across Asia and beyond.

“As a game, Mahjong is about both strategy and community, and that’s the approach we have taken to building our software and our business,” said William Sutjiadi, CEO of Mahjong Time. “CryptoLogic knows great innovation and great software, and together we will build a business with huge global potential.”

TEL 353 (0) 1 631 9000    FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.